UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.                )

GENENCOR INTERNATIONAL, INC.
(Name of Subject Company (issuer))

DANISCO A/S
(Name of Filing Person)(offeror)

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

368709101
(CUISIP Number of Class of Securities)

Jorgen Rosenlund, Esq.
Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
011-45-3-266-2000

Andris Vizbaras, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005
(212) 732-3200
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

N/A	N/A

*

Set forth the amount on which the filing fee is calculated and state how it was determined.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:______________________
Form or Registration No.:______________________
Filing Party:_________________________________
Date Filed:__________________________________

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third party tender offer subject to Rule 14d-1.
issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

2

Item 12. Exhibits.

Exhibit 99.1	Written materials used by Mr. Duch-Pedersen on February 1, 2005
Exhibit 99.2	Presentation dated February 1, 2005